UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 27, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY ADDS IMMEDIATE CASH FLOW FROM COPPER PRODUCTION BY ACQUIRING MAC COPPER LIMITED, OWNER OF THE HIGH-GRADE CSA COPPER MINE IN AUSTRALIA

Johannesburg, Tuesday, 27 May 2025

1.Introduction

Harmony is pleased to announce that it has entered into a binding agreement to acquire, through its wholly owned Australian subsidiary Harmony Gold (Australia) Pty Limited, 100% of the securities in MAC Copper Limited (“MAC”), a Jersey-registered company, at a price of US$12.25 per MAC share in cash ("Transaction"). The Transaction implies a total equity value for MAC of US$1.03 billion1 (approximately R18.4 billion)2. MAC is listed on the New York Stock Exchange (“NYSE”) under the symbol MTAL and the Australian Securities Exchange (“ASX”) under the symbol MAC (trading as CHESS Depositary Interests (“CDIs”)).3

MAC has a 100% interest in the CSA Copper Mine (“CSA”), its sole asset, which is located ~700km west-northwest of Sydney in the Cobar Region of New South Wales, Australia.

“The acquisition of the CSA Copper Mine in Australia is significant as it introduces a high-quality, established underground producing copper asset to the Harmony portfolio. CSA is one of the highest-grade copper mines in Australia, producing ~41kt of copper in calendar year 2024. The operation is a logical fit with the portfolio given it meets Harmony’s core investment criteria, including increasing free cash flow generation while improving margins at long-term expected commodity prices. We believe that Harmony is well positioned to leverage its expertise in underground mining to further enhance operations. Furthermore, the Transaction represents a significant step forward in transforming Harmony into an increasingly de-risked, higher-quality, global gold and copper producer through disciplined and effective capital allocation,” said Beyers Nel, Chief Executive Officer.
2. Strategic rationale

Harmony is a specialist mining company and is transforming into a global gold and copper producer. With over 75 years of experience, its strategic objective is to produce safe, profitable ounces and improve margins through operational excellence and value-accretive acquisitions. Harmony has successfully acquired and integrated a number of quality operations and projects in recent years, including full ownership of Hidden Valley in Papua New Guinea (“PNG”) in 2016, Moab Khotsong in 2018, Mponeng and Mine Waste Solutions in 2020, and the Eva Copper Project in Queensland, Australia in 2022.

This Transaction aligns with Harmony's successful strategy of value-accretive acquisitions and further supports Harmony's strategic objective of transitioning into a low-cost, global gold and copper mining company through disciplined and effective capital allocation.

3.Transaction highlights include:

•De-risking Harmony through diversification into a premium, established copper asset in a tier 1 jurisdiction: CSA is one of the highest-grade copper mines in Australia, producing upwards of 40ktpa of copper in concentrate. The Transaction is consistent with Harmony’s geographic focus.

•Driving margin expansion: In 2024, CSA had a C1 Cash Cost (after by-product credits) and an All-in Sustaining Cost (after by-product credits) of US$1.92/lb and US$2.92/lb respectively, underpinning an operating free cash flow margin of 36%.

•Delivers immediate cash flows: CSA grows Harmony’s presence and cash flow generation in Australasia alongside Hidden Valley in PNG, which further supports the proposed development of Eva Copper and Harmony's Wafi-Golpu project in PNG.

•Long mine life with significant exploration potential: CSA is a high-quality, established asset with a proven track record of reserve replacement. CSA has a current reserve life of +12 years and has maintained a stable resource base over the last decade before significant resource and reserve growth achieved by MAC since 2023.

•Highly complementary to Harmony’s portfolio: Harmony has had a presence in Australasia for over 20 years, and benefits from an established and experienced team based in our regional headquarters in Brisbane, which manages Hidden Valley in PNG and is progressing Eva Copper in North-West Queensland. Together with Eva Copper, Harmony has the potential to produce ~100ktpa of copper on the East Coast of Australia within the next 5 years.

•Robust balance sheet with strong cash flow generation: Net debt/EBITDA will remain within Harmony’s target leverage range, being well below 1.0x post-closing of the Transaction. Harmony’s strong balance sheet will enable the pursuit of further growth opportunities at CSA.

•Significant upside opportunities: CSA’s grade is increasing with depth as drilling continues to define the high-grade lenses. MAC has also identified significant mineralization in the upper parts of CSA (approximately 150m below surface level) representing an additional mining area, called the Merrin Mine. Development of the Merrin Mine is underway, with first ore expected in the December Quarter 2025. An inaugural zinc resource was announced in February 2025 with a reserve to follow.

4.Description and terms of the Transaction

The offer price of US$12.25 per MAC share in cash implies a fully diluted equity value for MAC of US$1.03 billion1,4 (approximately R18.4 billion)2. The offer price represents a premium of:
•20.7% to MAC’s last closing price of US$10.15 per share on the NYSE as at Friday, 23 May 2025; and
•32.1% to the 30-day volume weighted average price of US$9.28 per share on the NYSE as at Friday, 23 May 2025.

The Transaction will be implemented pursuant to a scheme of arrangement under Jersey law ("Scheme") according to an Implementation Deed ("Implementation Deed") entered into between Harmony, Harmony Gold (Australia) Pty Limited and MAC.

The MAC board unanimously recommends that MAC shareholders vote in favour of the Scheme, in the absence of a Superior Proposal (as defined in the Implementation Deed). Each of MAC’s directors (who together hold or control 2.4% of MAC’s total current fully paid ordinary shares and CDIs on issue)5 also intend to vote their MAC shares in favour of the Scheme, subject to the same qualification.

Several of MAC’s key shareholders, Fourth Sail Group (“Fourth Sail”), Osisko Bermuda Limited (“Osisko”), Sprott Resource Lending II (Collector) LP (“Sprott”), Victor Smorgon Group (“Victor Smorgon”), and BEP Special Situations VI LLC (“Bluescape”) (who together hold or control an additional 20.1% of MAC shares and CDIs on issue) have confirmed to MAC that they will vote all of the MAC shares or CDIs that they directly or indirectly own or control at the time of the Scheme meeting in favour of the Scheme, in the absence of a Superior Proposal.6

5.Overview of MAC

MAC is an Australian-based copper producer that wholly owns and operates CSA, one of the highest-grade copper mines in Australia. This underground mine is located 11 kilometres north-west of Cobar, central western New South Wales, in Australia. MAC is also developing the Merrin Mine, which is located in the upper parts of CSA and is expected to provide additional copper and zinc production. MAC holds a total of 756 square kilometres of tenements with the potential to expand and extend CSA’s future mine life.

The Cobar Region in NSW has a long history of mining and benefits from well-established infrastructure, permitting framework and a highly skilled labour force.

CSA is one of Australia’s longest operating copper mines with a history dating back almost 150 years. The mine is 1.9km deep and has a reserve grade of 3.4% Cu.

In the year ended 31 December 2024, CSA produced over 41,000 tonnes of copper at a C1 Cash Cost (after by-product credits) of US$1.92/lb.

The Transaction follows comprehensive due diligence undertaken by Harmony over several months. This included four site visits by technical experts, management and board members. Harmony has been impressed by MAC’s culture, operational improvements and the cost reductions the team has made since its purchase of the mine in 2023. Harmony will bring its skill set in deep underground mining to continue and grow these initiatives, including ventilation upgrades, development of the Merrin Mine and a well-funded exploration programme.

6.Transaction funding

Harmony intends to fund the Transaction with a US$1.25 billion bridge facility (“Bridge Facility”) together with existing cash reserves.

Harmony has entered into a binding commitment letter with the following banks to arrange and underwrite the Bridge Facility:
•Citibank, N.A., London Branch: Global Coordinator, Initial Mandated Lead Arranger and Bookrunner
•Citibank, N.A., Jersey Branch: Underwriter
•J.P. Morgan Securities plc: Global Coordinator, Initial Mandated Lead Arranger & Bookrunner
•JPMorgan Chase Bank, N.A., London Branch: Underwriter
•Macquarie Bank Limited: Initial Mandated Lead Arranger and Underwriter

The Bridge Facility has a tenure of 364 days plus a 6-month extension, exercisable at the discretion of Harmony.

Harmony reported a record net cash position of R10,831 million (US$592 million) as at 31 March 2025 and had R20,853 million (US$1,140 million) available in cash and undrawn facilities. MAC reported cash and cash equivalents of US$75 million and total net debt of US$150 million as at 31 March 2025.

Harmony has various alternative re-financing options available, and in due course will refinance the Bridge Facility with the most competitive and value enhancing source of financing.

7.Osisko and Glencore arrangements

On completion of the Transaction, Harmony will assume the obligations of MAC under:

•the silver purchase agreement (“Silver Stream”) with Osisko pursuant to which Osisko receives refined silver equal to 100% of the payable silver production from CSA and makes ongoing payments equal to 4% of the spot silver price per ounce at the time of delivery;
•the copper purchase agreement (“Copper Stream”) with Osisko pursuant to which Osisko receives refined copper equal to 2.25% to 4.875% of the payable copper production from CSA, which amounts may be reduced through the exercise of a buy-down option, with Osisko making ongoing payments equal to 4% of the spot copper price per tonne at the time of delivery;
•the royalty deed (“Royalty Arrangement”) with Glencore Operations Australia Pty Limited (“Glencore”) pursuant to which Glencore is entitled to a 1.5% net smelter return royalty over the life of the CSA mine; and
•the sale and purchase agreement between MAC and Glencore relating to US$150 million of contingent payments, where a one-off payment of US$75 million is due in the event that the copper price averages more than US$4.25/lb for 18 continuous months at any stage during the life of the CSA mine and a further one-off payment of US$75 million in the event that the copper price averages more than US$4.50/lb for 24 continuous months during the life of the CSA mine.

8.Transaction implementation and conditions precedent

The Transaction will be implemented by way of a Jersey court-approved Scheme and will be subject to a limited number of conditions that must be fulfilled before completion, which include:
•MAC shareholder approval:
oof the Scheme at the Scheme meeting expected to be held in the December Quarter 2025 by a majority in number of MAC shareholders representing at least 75% of the voting rights of the MAC shares voted in person or by proxy at the Scheme meeting; and
oof certain other matters in connection with the Transaction at the general meeting convened contemporaneously with the Scheme meeting;
•sanctioning by the Royal Court of Jersey;

•regulatory approvals from the South African Reserve Bank, the Australian Foreign Investment Review Board, the Australian Securities & Investments Commission, and the ASX (as required);
•customary conditions including no Restraints, no Material Adverse Change and no Prescribed Occurrences (as those terms are defined in the Implementation Deed);
•receipt of relevant approvals, amendments, exemptions or waivers from each counterparty in respect to certain contracts, including MAC entering into restructuring deeds or amendment and restatement documents in respect of the Silver Stream and Copper Stream with Osisko and the Royalty Arrangement with Glencore; and
•the cancellation of all MAC Warrants pursuant to a Warrant Cancellation Deed (as those terms are defined in the Implementation Deed). As at the date of this announcement, the Warrant Cancellation Deed has been executed.

Harmony shareholder approval will not be required, and the Scheme is not subject to any financing or due diligence conditions.

The Implementation Deed includes customary deal protection provisions, including ‘no shop’, ‘no talk’ provisions (subject to a ‘fiduciary exception’) and ‘matching right’ provisions in favour of Harmony, in addition to a ~US$23.6 million break fee payable to Harmony under certain circumstances. Harmony is also potentially subject to paying a reverse break fee of ~US$11.8 million to MAC under certain circumstances.

The Implementation Deed further includes various obligations for Harmony and MAC and warranties made by both Harmony and MAC that are customary for transactions of this nature.

Full details of the Transaction will be included in MAC’s Scheme circular, which is expected to be distributed to MAC shareholders in September 2025.

9.Effective date

Subject to satisfaction of the conditions referenced above, Harmony expects the Transaction to be completed in the December Quarter 2025.

On completion of the Transaction, MAC will become a wholly owned subsidiary of Harmony and its articles and by-laws will comply with the provisions of paragraph 10.21 of Schedule 10 of the JSE Listings Requirements.

10.Financial information

MAC’s reported net value of assets and its loss after tax, as disclosed in its audited results for the year ended 31 December 2024, prepared in accordance with IFRS, were US$555 million and US$82 million, respectively.

MAC reported an EBITDA of US$168 million and an underlying EBITDA margin of c.49% for the year ended 31 December 2024. MAC’s financial information can be accessed on MAC’s website at http://www.maccopperlimited.com/.

11.Transaction categorisation

The Transaction is classified as a Category 2 transaction in terms of paragraph 9 of the JSE listing requirements and will therefore not require approval by the shareholders of Harmony.

12.Board approval

Harmony’s board of directors has approved the Transaction.

13.Investor presentation

Harmony will host the following webcasts during the course of today:
•08:30 (SA time) – https://www.corpcam.com/08h30Harmony27052025
•15:00 (SA time) – https://www.corpcam.com/15h00Harmony27052025

Notes
1. Based on 82,488,196 MAC shares outstanding plus 521,216 restricted stock units plus 517,676 performance based restricted stock units (which will convert at 2.25x) plus 109,504 deferred share units.
2. Based on a USD:ZAR exchange rate of 17.84.
3. MAC shares are publicly held. Refer to beneficial owners disclosed in the 2024 Annual Report which can be accessed on MAC’s website http://www.maccopperlimited.com/.
4. The offer price of US$12.25 per MAC share in cash implies an equity value of US$1.01 billion (approximately R18 billion)2 based on 82,488,196 MAC shares currently outstanding.
5. The directors of MAC directly or indirectly hold or control, in aggregate, 1,823,624 MAC shares and 192,094 CDIs.

6. Each of Fourth Sail, Osisko, Sprott, Victor Smorgon and Bluescape are not restricted from disposing of or otherwise dealing in MAC shares or CDIs held by them before the Scheme meeting.

ENDS

For more details, contact:

Investors/Analysts:
Marian van der Walt
Chief Corporate Officer
+27 82 888 1242
marian.vanderwalt@harmony.co.za

Jeneth Ndlovu
Investor Relations Officer
+27 73 722 6773
jeneth.ndlovu@harmony.co.za

Media:
Memory Johnstone
R&A Strategic Communications (South Africa)
+27 82 719 3081
memory@rasc.co.za

VECTOR Advisors (Australia)
John Gardner
+61 413 355 997
jgardner@vectoradvisors.au
Olivia Hayes
+61 476 378 802
ohayes@vectoradvisors.au

Advisers:

Financial Adviser:
Macquarie Capital

Legal Advisers:
Ashurst
Cliffe Dekker Hofmeyr
JTC Law

Debt Structuring Bank:
Citibank, N.A., London Branch

Bridge Facility Underwriters:
Citibank, N.A., Jersey Branch
JPMorgan Chase Bank, N.A., London Branch
Macquarie Bank Limited

Legal Adviser to Bridge Facility Underwriters:
White & Case LLP

JSE Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

27 May 2025

About Harmony
Harmony, a world-class gold and copper mining and development company, operates and has assets in South Africa, Australia, and PNG. Harmony is South Africa’s largest gold producer by volume and company assets include one open pit mine and several exploration tenements in PNG, as well as nine underground mines, one open pit operation and several surface retreatment operations in South Africa. In addition, Harmony owns 50% of the significant Wafi-Golpu copper-gold project, a tier 1 asset in a joint venture in PNG.

The company’s primary stock exchange listing is on the Johannesburg Stock Exchange with a secondary listing on the NYSE. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website.

Forward looking statements

This announcement contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this announcement, and including any climate change related statements, target and metrics, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated , estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metal; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals, prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations, fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions, or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. These forward-looking statements are the responsibility of the directors and have not been reviewed and reported on by the Company’s external auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 27, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director